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                             September 20, 2022

       Andrew Klaus
       Chief Financial Officer
       Preformed Line Products Company
       660 Beta Drive
       Mayfield Village, Ohio 44143

                                                        Re: Preformed Line
Products Company
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            File No. 000-31164

       Dear Andrew Klaus:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       18

   1. We note your disclosure that raw material costs increased throughout 2021, partially as a result of supply chain
constraints. Please expand your disclosure to discuss whether supply chain
disruptions materially affect your outlook or business goals. Specify in more detail whether these
challenges have materially impacted your results of operations or capital resources and
quantify, to the extent possible, how your sales, profits, and/or liquidity have been
impacted.
   2. We note your disclosure that you have experienced significant raw material and transportation cost
inflation that negatively affected your earnings throughout 2021.
                                                        Please address the
following:
                                                            Please expand your
disclosure to identify the principal factors contributing to the inflationary
pressures the company has experienced and clarify the resulting impact
 Andrew Klaus
Preformed Line Products Company
September 20, 2022
Page 2
              to the company.
                Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the combined impact of inflation and your LIFO inventory valuation method on cost of products sold, gross profit, inventory and taxes.
2021 Results of Operations Compared to 2020, page 20

3. We note you have multiple factors that impact your results of operations for several line items. For example, we note that net sales was impacted favorably by volume increases and price increases. Please revise your disclosures to separately quantify the impact from each factor.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at
(202) 551-
3295 with any questions.



FirstName LastNameAndrew Klaus                                  Sincerely,
Comapany NamePreformed Line Products Company
                                                                Division of
Corporation Finance
September 20, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName